Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

	For the
	Nine
	Months
	Ended	For the Year Ended
	September 30,	December 31,
	2005	2004	2003	2002		2001		2000
Earnings:
Income (loss) before provision for income taxes(1)	$805	$1,826	$569	$(481)		$(464)		$(1,786)
Add: Fixed Charges
Interest expense (gross)	7,578	5,731	4,447	5,436		9,923		6,823
Interest factor in rents	123	161	159	167		187		104
Total fixed charges from continuing operations	7,701	5,892	4,606	5,603		10,110		6,927
Subtract: Minority interests(2)	670	642	—	—		—		—
Earnings before fixed charges and provision for income taxes	$7,836	$7,076	$5,175	$5,122		$9,646		$5,141
Ratio of earnings to fixed charges	1.02	1.20	1.12	0.91	(3)	0.95	(4)	0.74	(5)

(1)          Income (loss) from continuing operations before provision (benefit) for income taxes, minority interests, discontinued operations, extraordinary items and cumulative effect of change in accounting principle.

(2)          Related to the Company’s consolidation of certain private equity funds.

(3)          The dollar amount of the deficiency in the ratio of earnings to fixed charges was $481 million for the year ended December 31, 2002.

(4)          The dollar amount of the deficiency in the ratio of earnings to fixed charges was $464 million for the year ended December 31, 2001.

(5)          The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1.8 billion for the year ended December 31, 2000.